

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2012

Via E-mail
Lane J. Castleton
Chief Financial Officer
Abtech Holdings, Inc.
4110 N. Scottsdale Road, Suite 235
Scottsdale, AZ 85251

> **Re: Abtech Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 13, 2012**
> **File No. 333-180721**

Dear Mr. Castleton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. To the extent that you revise your financial statements, related footnotes, or MD&A in response to our comments, please consider whether amendments to your Exchange Act reports are necessary and revise your future annual and interim filings, as appropriate, to reflect the revisions.

2. Please tell us what consideration you gave to filing an Item 4.01 Form 8-K to report the change in auditor that occurred as a result of the reverse merger. It appears to us that disclosures required by Item 304 of Regulation S-K should be included in your registration statement.

Summary, page 2

3. In order to provide balancing disclosure in the Summary, please disclose that you had a net loss of approximately $5.4 million during the fiscal year ended December 31, 2011.

Risk Factors, page 5

We have completed debt financings and face risks . . . , page 7

4. Please disclose the interest accrued and payable.

Our independent auditors have expressed substantial doubt . . . , page 7

5. Please disclose whether you have current plans to raise additional funding.

The Merger could be difficult to integrate . . . , page 8

6. Because you were a shell company prior to the reverse merger, we do not understand the risk involved with post-merger integration. Please revise and advise.

Special Note Regarding Forward-Looking Statements, page 19

7. Please remove the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The safe harbor provided by these sections is not applicable to penny stock issuers. Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.

Management's Discussion and Analysis . . . , page 22

Results of Operations, page 22

8. Please expand your results of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

   - Quantify and discuss how much of the change in net revenues was due to changes in volume sold and/or pricing, excluding the $77,000 of revenue you recorded from the distributor's forfeiture of prepaid fees;

   - Expand the discussion regarding your primary raw materials to disclose the most significant raw materials you use to manufacture your products, the percentage of cost of revenues attributable to such raw materials, how fluctuations in the price of oil impacted your costs during the periods presented, and whether you had the ability, or expect to have the ability, to pass along fluctuations in raw material costs to customers;

- Quantify the underlying factors that you attribute to the significant changes in selling, general and administrative expenses and research and development expenses; and

- Discuss the gains you recognized from the extinguishment of debt and the valuation of the warrant liability during 2011.

9. Please revise this section to clearly identify the product or products to which you attribute your revenues and expenses.

10. In the second paragraph on page 23, we note your disclosure regarding manufacturing capacity. Please disclose capacity volume, which products are included in this manufacturing capacity, and the capacity level at which you operated during fiscal year 2011.

Liquidity and Capital Resources, page 24

11. Please discuss the material changes in operating, investing and financing cash flows between the comparative periods, including more fully explaining the reasons for the significant changes comprising the fluctuations in your working capital deficit. Refer to section 501.13 of the SEC Codification of Financial Reporting Policies.

12. Given that your auditor expressed substantial doubt about your ability to continue as a going concern in their audit report for the year ended December 31, 2011, please provide a more detailed discussion of how you intend to finance your operations through fiscal year 2012 as required by Section 607.02 of the SEC Codification of Financial Reporting Policies. Your disclosure should include a discussion of your current ability to obtain debt or equity financing or to obtain additional advances from stockholders, given the lack of cash flows from operations, as well as the potential risks and consequences if you are unable to obtain such financing.

13. We note your statement in the last paragraph that if you achieve significant sales growth in 2012, you may need to expand your manufacturing capacity or outsource some of your manufacturing. Please clarify whether you anticipate such significant sales growth in 2012, and please provide the basis for your reasoning. In this regard, we note your statement on page 23 that you are not operating near full capacity.

Critical Accounting Policies, page 25

14. Please provide a narrative of each policy you identify as a critical accounting policy. We remind you that your critical accounting policies should supplement, not duplicate, the

description of your accounting policies disclosed in the notes to your financial statements. Your critical accounting policies should disclose and discuss accounting estimates and assumptions where the nature of the estimates and assumptions could be material to your financial statements due to the level of subjectivity and judgment necessary to account for uncertain matters and due to the susceptibility of such matters to change. Refer to Section 501.14 of the SEC Codification of Financial Reporting Policies.

Our Business, page 26

15. Please revise this section to clearly describe the current stage of your business. In this regard, we note you discuss various products and tests, but it is not clear whether these products are in the development stage or whether they are ready for market deployment; which products you manufacture, are able to manufacture, or plan to manufacture in your facilities; what raw materials you need to create your products; which products you are currently marketing and selling, if any; and which products are targeted to which market. Similarly, while we note the competitive advantages you attribute to your products, your competitive position in the industry is unclear. Finally, please discuss the "significant expansion" of your business development efforts, as referenced on page 23.

16. Please disclose the sources and availability of your raw materials. Refer to Item 101(h)(4)(v) of Regulation S-K.

Technologies, page 27

Disposal Options, page 30

17. In the first paragraph, you reference lab and field tests using smart sponge samples saturated with hydrocarbons. Please disclose who conducted these tests.

Engineered Systems and Smart Sponge-based Products, page 31

18. Please clarify what you mean by the statement that Smart Sponge is "EPA approved to reduce coliform bacteria found in stormwater, industrial wastewater, and municipal wastewater." We note the disclosure about conditional EPA approval.

Sales, Distribution, and Marketing Support, page 36

Stormwater/Wastewater, page 36

19. Please disclose the material terms of your distribution agreement with Waste Management, Inc., and tell us what consideration you gave to filing the distribution agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Collaboration with Consulting Firms . . . , page 37

20. In this section, you mention tests of your products completed by various entities, but you do not disclose the results of these tests. Please tell us what consideration you gave to disclosing these results, and disclose the current stage of testing, if any.

Patents, page 40

21. Please disclose the duration of your patents.

Research and Development, page 41

Regulatory, page 42

22. Please disclose how time-limited registration with EPA impacts your ability to sell and market your products. Further, clarify what additional steps need to be taken during this extension to August 31, 2012 and whether the granting of conditional registration means the EPA has approved your products for the uses you intend.

Executive Compensation, page 47

Compensation Discussion and Analysis, page 47

2012 Executive Compensation Components, page 47

23. Please tell us what consideration you gave to filing the 2012 Incentive Stock Plan as an exhibit to the registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 51

24. Based on your disclosure on pages 21 and 53, it appears that Pinnacle Family Office Investments, L.P. is a beneficial owner of more than five percent of your common stock. Please revise this section to identify Pinnacle Family Office Investments, L.P. as a five percent holder, or tell us why you believe such revision is not appropriate.

Selling Shareholders, page 53

25. You state that "[e]xcept as otherwise noted," the selling shareholders do not have and have not had a material relationship with the company in the last three years. Please revise this statement to remove the qualification, "[e]xcept as otherwise noted," and specifically disclose in this section whether any of the selling shareholders have or have had a material relationship with the company in the last three years. Refer to Item 507 of Regulation S-K.

26. Please revise this section to identify the natural persons that have the shared voting and investment power over shares held by the entities listed in the selling shareholder table. Additionally, please tell us whether any of the entities is a broker-dealer or an affiliate of a broker-dealer. Please refer to Question 140.02 and Section 240.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

Consolidated Financial Statements, page F-1

General

27. Please provide updated financial statements and related disclosures, to the extent required, by Rule 8-08 of Regulation S-X.

28. Please provide segment disclosures, if applicable, as required by ASC 280-10-50.

Consolidated Statements of Stockholders' Deficiency, page F-5

29. We note your retroactive restatement of common shares to reflect the recapitalization; however, based on your disclosures in note 12 and the February 10, 2011 reverse acquisition date, it appears to us that:

- Your share data, per share data, and equity disclosures should be retroactively restated to reflect the 32,009,801 shares issued by Abtech Holdings to acquire AbTech Industries as being the number of shares outstanding as of the date of the reverse merger. All equity transactions prior to that date should be retroactively restated based on the exchange ratio;

- The 2011 activity in your consolidated statements of stockholders' deficiency should reflect the 10,000,000 shares, that were outstanding at Abtech Holdings as of the date of the reverse merger, as being "issued" by AbTech Industries to effect the reverse merger; and

- The outstanding preferred stock of AbTech Industries should be separately presented and not retroactively reflected as outstanding and converted into Abtech Holdings common stock prior to the date of the reverse merger. It appears to us that as of the date of the reverse merger, the preferred shares that were converted into common stock should be reflected as being converted and the preferred shares that were not converted into common stock should be reflected as the non-controlling interest.

Please advise, or revise as appropriate, your statements of stockholders deficiency, balance sheets, EPS data, and related footnotes.

30. We refer to the line items labeled "Preferred stock of subsidiary issued for debt conversion" and "interest paid in preferred shares of subsidiary". Please clarify what transactions these line items represent and explain why they are reflected under common stock activity.

Note 1 – Business and Summary of Accounting Policies, page F-7

Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-10

31. Under the "Our Business" section of your registration statement, you discuss the smart sponge and smart sponge plus products, as well as other "engineered systems" and smart-sponge-based products. To the extent applicable, please expand your footnote to specifically explain the types of products and/or services you currently offer and how you recognize revenue for each group of products or services. Please clarify whether your "engineered systems" require you to perform major system installations for your customers. If you only sell products, please clarify that fact.

32. We note references to distributors in your registration statement. Please clarify the terms of the distributor agreements and your accounting policy for recognizing sales. Please specifically address whether there are any return provisions under these agreements and/or if these are essentially consignment sales.

Cost Recognition, page F-10

33. Please clarify whether cost of revenues includes depreciation.

Business Combination, page F-12

34. We note your disclosure that Abtech Holdings was a shell company prior to the reverse merger. In this regard, it appears to us that the transaction between Abtech Holdings and AbTech Industries was a reverse recapitalization, rather than a business combination, that should have been recorded at net book value, with no goodwill. Please advise or revise.

Note 10 – Convertible Promissory Notes, page F-17

35. We refer to your table of outstanding notes at December 31, 2010. It appears to us that the conversion rates in your table have not been restated for the merger exchange rate. Please revise.

Note 11 – Stockholder's Equity and Stock-Based Compensation, page F-18

Common Stock, page F-21

36. It appears to us that you should retroactively restate all AbTech Option and AbTech Warrant disclosures for the merger exchange ratio.

37. Please revise your note to describe the transaction(s) that resulted in 449,931 shares of common stock being issued for services, as well as your consideration of ASC 505-50-30.

Note 12 – Reverse Acquisition Transaction, page F-23

38. In the fifth bullet, you state that $3,980,666 of outstanding notes of AbTech Industries that were convertible into preferred stock of AbTech prior to the Merger were retained by the holders and $1,347,372 of such notes were converted into 1,919,315 shares of common stock of ABHD. Please confirm to us that the remaining notes, that were not converted, are part of the convertible promissory note balance at December 31, 2011. Please also clarify if the notes are now convertible into the common stock of ABHD or if they are also convertible into the preferred stock of AbTech Industries.

Note 13 – Debt Repayment, page F-24

39. Please tell us where the conversion of notes to 1,320,454 and 1,723,255 common shares in the March 2011 and September 2011 transactions, respectively, have been reflected in your Statements of Stockholders' Deficiency and Statements of Cash Flows.

Note 14 – Private Placements, page F-25

40. In regard to the July and September 2011 private placements, as well as the private placements that occurred subsequent to December 31, 2011, please provide us your analysis of your accounting for the notes and conversion option, including your consideration of any beneficial conversion feature.

41. Based on the round-down provisions related to the warrants, it is not clear to us how or why you believe your current fair value methodology is appropriate. Please advise or revise.

Undertakings, page 65

42. Please provide the complete undertaking required by Item 512(a)(1)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Jaime Brennan, Squire Sanders LLP (*via e-mail*)